
02044605

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 01 2002
WASH. D.C. 164 SECTION

Form 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Commission File Number 001-09526

Full title of plan and the address of the plan:

Savings Plan for Hourly-Rated Employees of
BHP Copper Inc.
1360 Post Oak Blvd., Suite 150
Houston, Texas 77056-3020

Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BHP BILLITON LIMITED

BHP TOWER, BOURKE PLACE

600 Bourke Street

Melbourne, Victoria 3000

Australia

SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF BHP COPPER INC.

Index

Independent Auditors' Report

The BHP Copper Retirement Advisory Committee of
the Savings Plan for Hourly-Rated Employees of BHP Copper Inc.:

We have audited the accompanying statement of net assets available for plan benefits of the Savings Plan for Hourly-Rated Employees of BHP Copper Inc. (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United Stated of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001, and the changes in its net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 28, 2002



ARTHUR ANDERSEN

[This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K. See Exhibit 23.2 for further discussion.]

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the BHP Copper Retirement Advisory
Committee of the Savings Plan for
Hourly-Rated Employees of BHP Copper Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Savings Plan for Hourly-Rated Employees of BHP Copper Inc. (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Houston, Texas
June 1, 2001

SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF BHP COPPER INC.

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

		2001	2000
Assets:			
Investments, at fair value	$	12,772,996	14,488,784
Employee contribution receivable		14,357	19,115
Employer contribution receivable		22,387	33,600
Net assets available for plan benefits	$	12,809,740	14,541,499

See accompanying notes to financial statements.

SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF BHP COPPER INC.

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2001

Additions:		
Loan interest	$	39,956
Dividends		13,483
Net investment gain from common/collective trust funds		258,491
Net appreciation in fair value of common stock		54,449
Net investment loss from mutual funds		(820,531)
Contributions:		
Employee		488,872
Employer		68,779
Rollover		3,805
Total additions		107,304
Deductions:		
Benefits paid		(1,839,063)
Total deductions		(1,839,063)
Net decrease		(1,731,759)
Net assets available for plan benefits:		
Beginning of year		14,541,499
End of year	$	12,809,740

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Savings Plan for Hourly-Rated Employees of BHP Copper Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan provides retirement benefits for employees of BHP Copper Inc. (BHP or the Company) who are hourly employees subject to various collective bargaining agreements and who are employed at Pinto Valley Mining Division and San Manuel Mining Division. The Plan is a defined contribution plan with a 401(k) directed feature qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan was established on January 1, 1987 and restated effective January 1, 1998. The Plan has been amended from time to time since its restatement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On July 9, 1999, in conjunction with BHP Billiton Limited's (formerly The Broken Hill Proprietary Company Limited) decision that its North American Copper operations be put on care and maintenance, a partial plan termination was declared for participants who were terminated due to this event, resulting in immediate vesting upon termination of employment. The partial termination was effective August 1, 1999.

(b) Administration

BHP is the Plan's sponsor. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee for the Plan, and Vanguard Group, Inc. serves as record keeper for the Plan. Certain duties on behalf of the Plan's sponsor are carried out by the BHP Copper Retirement Advisory Committee (the Copper RAC). The Copper RAC members are each appointed by the board of directors of the Company. Certain duties of the Copper RAC have been assigned to the BHP USA Retirement Advisory Committee.

(c) Contributions

Eligible employees may make contributions to the Plan on a pretax and/or after-tax basis through payroll withholding of any whole percentage up to 22% of their eligible earnings, subject to limitations set by the Internal Revenue Service (the IRS). Participants are permitted to change the rate of their contributions upon request.

The annual Company contribution for each eligible employee of the Company's Pinto Valley Mining Division is $400. The annual Company contribution for each eligible employee of the Company's San Manuel Mining Division is based on the age of the employee at November 1, 1991, or age at hire if hired after November 1, 1991, and ranges from $100 to $8,000 per employee. The total Company contributions to San Manuel Mining Division employees for all years employed are limited to $8,000. Employees must be employed on the last day of the Plan year to receive applicable Company contributions.

(Continued)

(d) ***Investment Options***

The Plan offers seven mutual funds, American Depository Receipts of BHP Billiton Limited (BHP ADRs), and a common/collective trust fund for investment of participant accounts.

(e) ***Participant Accounts***

Under the Plan, each participant's account is credited with participant's contributions, Company contributions and an allocation of investment income (loss), net of administrative expenses. Investment income (loss) allocations are based on the participant's weighted average account balance during the period.

(f) ***BHP ADRs Voting Rights***

Each participant is entitled to exercise voting rights attributable to the shares of the BHP ADRs allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

(g) ***Vesting***

Participants are 100% vested in their employee contributions, rollover contributions, and earnings thereon. Participants vest in their Company matching contributions and earnings thereon as follows:

Months of continuous service	Vested percentage
0-35	0%
36-47	40%
48-59	60%
60 or more	100%

(h) ***Forfeitures***

Forfeitures of terminated participants' nonvested Company contributions become available to reduce future Company contributions or pay Plan expenses at the earlier of the date on which the participant's vested account balance is distributed or the end of the month following the date 90 days after the participant's termination.

Upon reemployment of a former participant, any forfeitures of nonvested Company contributions must be restored if the period of absence is less than five years, and the initial distribution is repaid within two years of re-employment.

Forfeitures available at December 31, 2001 to reduce future Company contributions and Plan expenses are $106,966.

(i) ***Withdrawals***

Upon retirement or other termination of employment, the participant may receive the value of the vested interest in his or her account as a lump-sum distribution in cash. To the extent that their account balance was invested in BHP ADRs, a participant can request payment in the form of BHP ADRs. A participant may withdraw all or any portion of the balance in his or her after-tax account and/or rollover account. Once age 59-1/2 is attained, a participant may withdraw some or all of the vested amounts in his or her account. Participants may also make a hardship withdrawal from the vested portion of his or her account. A hardship withdrawal shall only be made in the event of a financial need constituting a hardship.

(j) ***Loans***

Participants may borrow from the vested portions of their account balances a minimum of $1,000 to a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last 12 months or (b) 50% of their vested account balances. No more than one loan is allowed per account at any given time. The loans bear interest at a rate equal to *The Wall Street Journal* prime rate plus 1%. Loans must be repaid within five years for general loans and 10 years for loans used to purchase a primary residence. Principal and interest payments are made through payroll deductions.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Accounting***

The trustee provides statements prepared on a cash basis of accounting. Adjustments have been made to convert the statements to an accrual basis for financial reporting purposes. Benefits are recorded when paid.

(b) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

(c) ***Investment Valuation and Gains (Losses) on Investments***

Investments are reported at fair value. Mutual funds and BHP ADRs are valued based upon quoted market prices. The Morley Capital Management, Inc. Stable Value Fund (Morley Fund) and the Vanguard Retirement Savings Trust (Retirement Savings Trust) are common/collective trust funds that invest primarily in investment contracts issued by life insurance companies, banks, and other financial institutions. Both of the common/collective trust funds are valued daily based upon the fair value of the underlying securities. In July 2001, the Morley Fund was liquidated and reinvested in the Retirement Savings Trust. For the year ended December 31, 2001, the average yields for the Morley Fund and the Retirement Savings Trust were 6.40% and 5.98%, respectively. Participant loans are valued at cost, which approximates fair value.

(Continued)

Interest and dividend income are recorded on the accrual basis. Net appreciation in fair value of common stock includes realized gains (losses) on BHP ADRs sold during the year and unrealized appreciation (depreciation) of the BHP ADRs held at the end of the year. Net investment gain on common/collective trust fund and mutual funds includes interest and dividends, realized gains (losses) on investments sold during the year, and net appreciation (depreciation) of investments held at the end of the year.

(d) Investments

The following table presents investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000:

		2001
Managers Special Equity Fund	$	835,203
Vanguard 500 Index Fund		1,277,086
Vanguard Balanced Index Fund		2,899,525
Vanguard Growth Index Fund		970,490
Vanguard Value Index Fund		920,851
Vanguard Retirement Savings Trust		4,520,767
		2000
Managers Special Equity Fund	$	976,778
Morley Capital Management, Inc. Stable Value Fund		4,145,744
Vanguard 500 Index Fund		1,693,379
Vanguard Balanced Index Fund		3,465,427
Vanguard Growth Index Fund		1,305,187
Vanguard Value Index Fund		1,181,165

(e) Administrative Expenses

The Company has chosen to pay substantially all fees incident to administering the Plan, excluding loan fees which are charged to participants.

(3) Risks and Uncertainties

The Plan provides for various investments in cash and cash equivalents, mutual funds, a common/collective trust fund, and BHP ADRs. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

(4) Federal Income Taxes

The Plan obtained its latest determination letter on September 13, 1999, in which the IRS stated that the Plan, as then designed, qualifies under Section 401(a) of the Code and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. Even so, the Copper RAC believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified, and the related trust was tax-exempt for the year ended December 31, 2001.

(5) Plan Termination

Under the terms of the Plan, BHP has the right at any time to terminate the Plan. Upon termination of the Plan, the trustee will adjust the benefits of all participants in accordance with the regulations and rulings of the IRS. After all such adjustments have been made, all participants become fully vested in the resulting balances of their accounts. The trustee would then commence distribution as directed by the Copper RAC.

(6) Related-Party Transactions

Certain Plan investments are shares of mutual funds and money market funds managed and distributed by Vanguard, the trustee, and a party in interest with respect to the Plan. These transactions are covered by exemptions from the "prohibited transaction" provisions of ERISA and the code.

SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF BHP COPPER INC.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issue/description of investment	Shares or face value		Current value
Cash and cash equivalents:			
Vanguard Prime Money Market Fund*	1,139	$	1,139
Mutual funds:			
American Century International Growth Fund	30,140		240,214
Managers Special Equity Fund	11,830		835,203
Vanguard 500 Index Fund*	12,060		1,277,086
Vanguard Balanced Index Fund*	162,347		2,899,525
Vanguard Growth Index Fund*	36,747		970,490
Vanguard Value Index Fund*	48,722		920,850
Vanguard Total Bond Market Index Fund*	18,525		187,840
Common stock:			
American Depository Receipts of BHP Billiton Limited*	47,321		506,806
Common/collective trust fund:			
Vanguard Retirement Savings Trust*	4,520,767		4,520,767
Participant Loans* (Interest rates ranging from 5.75% to 10.00%)	—		413,076
Total assets (held at end of year)		$	12,772,996

* Indicates party in interest.

See accompanying independent auditors' report.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the BHP Copper Retirement Advisory Committee, which administers the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DATE: June 28, 2002

SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF BHP COPPER INC.



By:______________________
Howard Spiegel
BHP Copper Retirement Advisory Committee

Exhibit Index

The following exhibits are filed as part of this annual report on Form 11-K:

Exhibit number	Description
23.1	Independent Auditors' Consent
23.2	Notice Regarding Consent of Arthur Andersen LLP

Independent Auditors' Consent

The BHP Copper Retirement Advisory Committee of the Savings Plan for Hourly-Rated Employees of BHP Copper Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of BHP Billiton Limited (filed under Securities and Exchange Commission File No. 33-35424) of our report dated June 28, 2002, relating to the statement of net assets available for plan benefits of the Savings Plan for Hourly-Rated Employees of BHP Copper Inc. as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended, which report appears in the December 31, 2001 Annual Report on Form 11-K of the Savings Plan for Hourly-Rated Employees of BHP Copper Inc.

KPMG LLP

Houston, Texas
June 28, 2002

Exhibit 23.2

NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant. The Plan appointed KPMG LLP to replace Arthur Andersen LLP as the independent auditor of the Savings Plan For Hourly-Rated Employees of BHP Copper Inc. Prior to the date of this Form 11-K (which is incorporated by reference into BHP Billiton Limited's filings on Form S-8 No. 33-35424), the Arthur Andersen LLP partners who reviewed the most recent audited financial statements of the Plan as of December 31, 2000 have resigned from Arthur Andersen LLP. As a result, after reasonable efforts, the Plan has been unable to obtain Arthur Andersen LLP's written consent to the incorporation by reference into the BHP Billiton Limited's filings on Form S-8 No. 33-35424 of its audit report with respect to the Plans' financial statement as of December 31, 2000. Under these circumstances, Rule 437a under the Securities Act permits the Plan to file this Form 11-K without a written consent from Arthur Andersen LLP. Accordingly, Arthur Andersen LLP will not be liable to you under Section 11(a) of the Securities Act because it has not consented to the incorporation by reference of its previously issued report into BHP Billiton Limited's filings on Form S-8 No. 33-35424. The Company believes, however, that other persons who are liable under Section 11(a) of the Securities Act, including the Company's officers and directors, may still rely on Arthur Andersen LLP's audit reports as being made by an expert under the due diligence defense provision of Section 11(b) of the Securities Act.